Exhibit 23.2

Consent of Predecessor Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Palladyne AI Corp., formerly known as Sarcos Technology and Robotics Corporation for the registration of common stock and to the incorporation by reference therein of our report dated February 28, 2024 (except for Note 13, as to which the date is February 20, 2025) with respect to the consolidated financial statements of Palladyne AI Corp., formerly known as Sarcos Technology and Robotics Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ersnt & Young LLP

Salt Lake City, Utah

January 9, 2026